FEDERATED HERMES INSTITUTIONAL TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

December 12, 2022

Emily Rowland

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:

FEDERATED HERMES INSTITUTIONAL TRUST (the “Registrant”)

Federated Hermes Institutional High Yield Bond Fund (the “Fund”)

Class A Shares
Class C Shares

1933 Act File No. 33-54445

1940 Act File No. 811-7193

Dear Ms. Rowland:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (the “Staff”) provided on November 28, 2022, with respect to the Fund’s Post-Effective Amendment No. 112 to its registration statement on Form N-1A under the Securities Act of 1933 and Amendment No. 113 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Registration Statement of the above-referenced Registrant and Fund filed on October 13, 2022 (the “Registration Statement”). We believe that the disclosure changes to the Registration Statement and supplemental responses discussed in this letter are fully responsive to the comments and resolve the matters raised.

The Fund intends to file an amended Registration Statement reflecting the responses herein and updated financial information.

General Comments

1.	The Registrant is responsible for the accuracy and adequacy of its disclosure notwithstanding review by the Staff.
2.	The Registrant must file its responses on EDGAR no later than 5 business days before the effective date of the Registration Statement. It is requested that the Registrant provide a courtesy notification to the Staff upon EDGAR acceptance of the correspondence.
3.	The Registrant’s response must include the marked disclosure changes that the Registrant intends to make by either including specific pages of the Registration Statement with the correspondence or by clearly indicating the revised disclosure in the correspondence.
4.	Please note that where a comment is made in one section such comment should be addressed in all other sections where it applies in the Registration Statement.
5.	Please update the tickers for the Fund’s Class A Shares and Class C Shares, when available, in the EDGAR system.

RESPONSE:

The Registrant will respond as requested.

COMMENT 1. Risk/Return Summary: Fees and Expenses

We note Footnote 1 to the Fund’s fee table regarding estimated expenses. Supplementally, please explain the basis for estimating Other Expenses, which should be based on actual fund expenses incurred in the prior year. Is there an expense component that is unique to the new Class A and Class C Shares?

RESPONSE:

The Registrant confirms that “Other Expenses” for the new Class A and Class C Shares are estimated, based, in part, on the current fiscal year expense estimates for the Fund. These estimates are further adjusted for any additional estimated expenses in connection with the operation of the new share classes, which are primarily based on the Registrant’s projections regarding changes in asset levels related to the new share classes.

Therefore, since the “Other Expenses” listed in the fee table are based on estimated amounts, the Registrant respectfully believes that the inclusion of the footnote as written is accurate, appropriate and in accordance with Form N-1A requirements.

COMMENT 2. Risk/Return Summary: Fees and Expenses - Example

Please delete the parenthetical in the following sentence:

“The example also assumes that your investment has a 5% return each year and that operating expenses (excluding any sales loads on reinvested dividends, fee waivers and/or expense reimbursements) are as shown in the table above and remain the same.”

Please also delete the following sentence:

“The expenses used to calculate the Fund’s examples do not include fee waivers or expenses reimbursements.”

The Staff believes these disclosures are not required by Form N-1A.

RESPONSE:

The Registrant will revise the Example introduction narrative as shown below to reflect the requested deletions and generally to more closely conform to the language in Form N-1A (deletions stricken and additions bold and underlined):

“Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. Expenses assuming no redemption are also shown. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses ~~(excluding any sales loads on reinvested dividends, fee waivers and/or expense reimbursements) are as shown in the table above and~~ remain the same. ~~The expenses used to calculate the Fund’s examples do not include fee waivers or expense reimbursements.~~

The Example does not reflect sales charges (loads) on reinvested dividends. If these sales charges (loads) were included, your costs would be higher.

Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:”

COMMENT 3. Prospectus - Risk/Return Summary: What are the Fund’s Main Investment Strategies?

In the following sentence in the third paragraph, please consider replacing the word “investments” with the word “bonds” or otherwise providing comparable additional clarity to the disclosure:

“The Fund will invest its assets so that at least 80% of its net assets (plus any borrowings for investment purposes) are invested in investments rated below investment-grade.”

In the addition, in the following sentence, please add the phrase “60 days” to the disclosure:

The Fund will notify shareholders in advance of any change in its investment policy that would enable the Fund to invest, under normal circumstances, less than 80% of its net assets (plus any borrowings for investment purposes) in investments rated below investment-grade.”

RESPONSE:

The Registrant proposes to make the following changes (additions bold and underlined):

“The Fund will invest its assets so that at least 80% of its net assets (plus any borrowings for investment purposes) are invested in investments rated below investment-grade. The Fund will notify shareholders 60 days in advance of any change in its investment policy that would enable the Fund to invest, under normal circumstances, less than 80% of its net assets in investments rated below investment-grade. For purposes of this limitation, investments rated below investment-grade will normally be defined as high yield debt instruments (also known as “junk bonds”).”

COMMENT 4. Prospectus - Risk/Return Summary: What are the Main Risks of Investing in the Fund?

Under “Interest Rate Risk”, the Staff notes the following disclosure:

“Recent and potential future changes in monetary policy made by central banks and/or their governments are likely to affect the level of interest rates.”

Please clarify what the recent and potential future changes are, how those changes affect interest rates and consequently how that in turn affects the Fund.

RESPONSE:

In response to this comment, the Registrant has expanded the statutory Interest Rate Risk factor in response to Comment 9 below to reflect these recent and potential changes in more detail.

COMMENT 5. Prospectus - Performance: Bar Chart and Table Introduction

In the following sentence, please delete the phrase “It is anticipated that” so that it is a definitive statement:

“It is anticipated that the expense ratios of the A and C classes will be higher than the expense ratio of the IS class; accordingly, the actual performance of the A and C classes is anticipated to be lower than the performance of the IS class.”

RESPONSE:

The following revisions will be made (deletions stricken and additions bold and underlined):

“~~It is anticipated that~~ The expense ratios of the A and C classes will be higher than the expense ratio of the IS class; accordingly, for the periods prior to the commencement of operations, the ~~actual~~ performance of the A and C classes ~~is anticipated to be~~ would have been lower than the performance of the IS class”.

COMMENT 6. Prospectus - Risk/Return Summary: Average Annual Total Return Table

The Staff notes that the Fund compares its performance to the Lipper High Yield Funds Average. Per Form N-1A requirements, please describe the Lipper High Yield Funds Average in greater detail in footnote 2 to the Average Annual Total Return Table.

RESPONSE:

The Registrant will revise footnote 2 in its entirety as follows:

“Lipper figures represent the average of the total returns reported by all mutual funds designated by Lipper, Inc. with the primary objective of investing in domestic or regionally focused bonds within the non-investment-grade credit classification (below BBB) and are not adjusted to reflect any sales charges.”

COMMENT 7. Prospectus – What are the Fund’s Investment Strategies? – General Comment

Please carry through any changes made in the summary strategy in response to Comment 3 above and include them in the full investment strategy.

In addition, per Form N-1A, Item 9(a), please indicate if the Fund’s investment objective can be changed without shareholder approval.

RESPONSE:

The Registrant will make aligning revisions in the Fund’s 80% policy statement as provided in its response to Comment 3 above.

In addition, the Registrant confirms that the Fund’s investment objective is fundamental and cannot be changed without shareholder approval. Form N-1A, Item 9(a) requires a statement if a fund’s investment objective may be changed without shareholder approval. Accordingly, the Registrant respectfully believes that its disclosure is consistent with Item 9(a) and that no additional disclosure is required since the Fund’s investment objective is fundamental.

COMMENT 8. Prospectus – What are the Specific Risks of Investing in the Fund?

With respect to “Epidemic and Pandemic Risk”, please update the disclosure to reflect current market conditions and remove outdated disclosure.

RESPONSE:

The Registrant will revise the disclosure (deletions are stricken and additions are bold and underlined):

“Epidemic and Pandemic Risk

An outbreak of respiratory disease caused by a novel coronavirus was first detected in China in late 2019 and subsequently spread globally ~~(“COVID-19”)~~. This coronavirus has resulted in, and may continue to result in, closed ~~closing~~ borders, enhanced health screenings, disruptions to healthcare service preparation and delivery, quarantines, cancellations, and disruptions to supply chains, workflow operations and consumer activity, as well as general concern and uncertainty. The impact of this coronavirus ~~may be short-term or may last for an extended period of time and~~ has resulted in ~~a~~ substantial economic volatility. Health crises caused by outbreaks, such as the coronavirus outbreak, may exacerbate other pre-existing political, social and economic risks. The impact of this outbreak, and other epidemics and pandemics that may arise in the future, could continue to negatively affect the worldwide economy, as well as the economies of individual countries, individual companies, including certain Fund service providers and issuers of the Fund’s investments, and the markets in general in significant and unforeseen ways.  In addition, governments, their regulatory agencies, or self-regulatory organizations may take actions in response to the pandemic, including significant fiscal and monetary policy changes, that may affect the instruments in which the Fund invests or the issuers of such instruments. Any such impact could adversely affect the Fund’s performance.

~~The United States has responded to the COVID-19 pandemic and resulting economic distress with fiscal and monetary stimulus packages. In late March 2020, the government passed the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), a stimulus package providing for over $2.2 trillion in resources to small businesses, state and local governments, and individuals that have been adversely impacted by the COVID-19 pandemic. In addition, in mid-March 2020 the U.S. Federal Reserve (“Fed”) cut interest rates to historically low levels and announced a new round of quantitative easing, including purchases of corporate and municipal government bonds. The Fed also enacted various programs to support liquidity operations and funding in the financial markets, including expanding its reverse repurchase agreement operations, adding $1.5 trillion of liquidity to the banking system; establishing swap lines with other major central banks to provide dollar funding; establishing a program to support money market funds; easing various bank capital buffers; providing funding backstops for businesses to provide bridging loans for up to four years; and providing funding to help credit flow in asset-backed securities markets. The Fed also plans to extend credit to small- and medium-sized businesses.”~~

COMMENT 9. Prospectus – What are the Specific Risks of Investing in the Fund?

With respect to “Interest Rate Risk”, please update the disclosure to reflect current market conditions and remove outdated disclosure.

RESPONSE:

The Registrant will make the following revision (addition is bold and underlined):

“Prices of fixed-income securities rise and fall in response to changes in interest rates. Generally, when interest rates rise, prices of fixed-income securities fall. However, market factors, such as the demand for particular fixed-income securities, may cause the price of certain fixed-income securities to fall while the prices of other securities rise or remain unchanged. The longer the duration of a fixed-income security, the more susceptible it is to interest rate risk. The duration of a fixed-income security may be equal to or shorter than the stated maturity of a fixed-income security. Recent and potential future changes in monetary policy made by central banks and/or their governments are likely to affect the level of interest rates. Specifically, as the U.S. Federal Reserve “tapers” or reduces the amount of securities it purchases pursuant to its quantitative easing program, and/or raises the federal funds target rate, there is a heightened risk that interest rates will rise, which could expose the fixed-income market to heightened volatility and could cause the value of a Fund's investments, and the Fund's net asset value, to decline, potentially suddenly and significantly, which may negatively impact the Fund's performance. Duration measures the price sensitivity of a fixed-income security given a change in interest rates. For example, if a fixed-income security has an effective duration of three years, a 1% increase in general interest rates would be expected to cause the security’s value to decline about 3% while a 1% decrease in general interest rates would be expected to cause the security’s value to increase about 3%.”

COMMENT 10: Prospectus - What Do Shares Cost - Sales Charge Information

The Staff notes the third sentence in the second paragraph following the sales charge information chart. Please either delete the phrase “Among other ways, ” or expand it to state “Among other ways as described below,” so the disclosure accurately covers all arrangements that result in sales load breakpoints or elimination of the sales load.

RESPONSE:

The Registrant will revise the statement so that it reads (addition bold and underlined): “Among other ways as described below, …”

COMMENT 11: Prospectus - What Do Shares Cost - Sales Charge When You Purchase

With respect to the second column in the table, please change the column heading to state “Sales Charge as a Percentage of the Net Amount Invested.”

RESPONSE:

The Registrant will revise the column heading as follows (deletion stricken and addition bold and underlined):

“Sales Charge as a Percentage of ~~NAV~~ Net Amount Invested.”

COMMENT 12: Prospectus – What do Shares Cost – Additional Information On The Availability of Certain Waivers and Discounts

With respect to “Additional Information On The Availability of Certain Waivers and Discounts” please delete the following sentence: “The information contained in Appendix B is provided by these financial intermediaries.” The Staff believes this suggests that the Fund is not responsible for this disclosure. In addition, in the sentence that immediately follows, please delete the phrase “most current” as this information should already be current.

RESPONSE:

With respect to the statement “The information contained in Appendix B is provided by these financial intermediaries” the Registrant respectfully believes that the disclosure is accurate and declines to delete it. The current statement is in line with the Registrant’s agreement in response to previous Staff comments where the Registrant changed the disclosure to remove the stricken language below:

“The information contained in Appendix B is ~~based on information~~ provided by these financial intermediaries.”

With respect to the Staff’s comment to delete the phrase “most current” in the disclosure below, the Registrant agrees to remove that phrase.

“ADDITIONAL INFORMATION ON THE AVAILABILITY OF CERTAIN WAIVERS AND DISCOUNTS

The availability of certain sales charge waivers and discounts will depend on whether you purchase your shares directly from the Fund or through a financial intermediary. Certain financial intermediaries may have different policies and procedures regarding the availability of front-end sales load waivers or CDSC waivers which are discussed in Appendix B to this Prospectus. The information contained in Appendix B is provided by these financial intermediaries. Please contact your financial intermediary to ensure that you have the ~~most current~~ information regarding the sales charge waivers and discounts available to you and that you understand the steps you must take to qualify for available waivers and discounts. In all instances, it is the shareholder’s responsibility to notify the Fund or the shareholder’s Financial Intermediary at the time of purchase of any relationship or other facts qualifying the investor for sales charge waivers or discounts. For waivers and discounts not available through a particular financial intermediary, shareholders will have to purchase Fund shares directly from the Fund or through another financial intermediary to receive these waivers or discounts.”

COMMENT 13: Prospectus – Payments to Financial Intermediaries – 12b-1 Fees

Please clarify why Service Fees, Account Administration Fees, Recordkeeping Fees and Networking Fees are not shown in the fee table above.

RESPONSE:

The Registrant confirms Service Fees, Account Administration Fees, Recordkeeping Fees and Networking Fees, as applicable to each class, are encompassed under “Other Expenses” in the Fund’s fee table in compliance with Form N-1A.

COMMENT 14. Prospectus - Appendix A Introduction

With respect to the parenthetical in the following sentence:

“The annual expense ratios used in each chart are the same as stated in the “Fees and Expenses” table of this Prospectus (and thus may not reflect any fee waiver or expense reimbursement currently in effect).”

Please delete the word “may” and replace with “do”.

RESPONSE:

The following revisions will be made (additions are bolded and deletions are stricken):

“The annual expense ratios used in each chart are the same as stated in the “Fees and Expenses” table of this Prospectus (and thus ~~may~~ do not reflect any fee waiver or expense reimbursement currently in effect).”

COMMENT 15. Prospectus – Appendix B

In Appendix B under “Edward D. Jones & Co., L.P. (Edward Jones)” please delete the following sentence:

“The following information has been provided by Edward Jones”

Response:

The following revision will be made (deletions are stricken):

Edward D. Jones & Co., L.P. (EDWARD JONES)

Policies Regarding Transactions Through Edward Jones

~~The following information has been provided by Edward Jones~~

Statement of Additional Information

COMMENT 16. Statement of Additional Information - Investment Objective and Investment Limitations – Non-Fundamental Names Rule Policy

To align with changes requested in the Prospectus investment strategy disclosures (Comments 3 and 7, above), please consider replacing “investments” with the word “bonds” or otherwise providing comparable additional clarity to the disclosure:

“The fund will invest its assets so that at least 80% of its net assets (plus any borrowings for investment purposes) are invested in investments rated below investment-grade.”

In the addition, in the following sentence, please add the phrase “60 days” to the disclosure:

The Fund will notify shareholders in advance of any change in its investment policy to invest, under normal circumstances, less than 80% of its net assets (plus any borrowings for investment purposes) in investments rated below investment-grade.”

RESPONSE:

The Registrant will make aligning changes in the noted disclosure to be consistent with the changes described in its response to Comments 3 and 7, above.

Questions on this letter or requests for additional information may be directed to me at 724-720-8834 or at Julie.Meyers@FederatedHermes.com.

Very truly yours,

/s/ Julie Meyers
Julie Meyers
Senior Paralegal